



March 20, 2007



U.S Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N,E, Mail Stop 3628
Washington, D.C. 20549
United States of America

Re: Husqvarna AB (publ) 12g3-2(b) Exemption No 082-34966

SUPPL

Ladies and Gentlemen:

Husqvarna AB (publ), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b)(1)(i). The attached document was distributed/made public in both an English and a Swedish version. The English version is attached. Husqvarna currently claims the exemption from registration under the Securities Exchange Act of 1934 (the "Exchange Act") provided by Rule 12g3-2(b) thereunder, under the filing number 082-34966.

All information and documents contained in or furnished by this letter are being furnished under paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Husqvarna is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned or Olle Wallén (General Counsel and Secretary to the Board of Husqvarna) at 011-46-8-738-8350.

Yours sincerely

Åsa Stenqvist
Senior Vice President
Communications and Investor Relations

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

{H0025136.2 } Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com

Husqvarna

Press release
Stockholm, 20 March 2007

Final agreement for acquisition of Gardena

Husqvarna has today signed a final agreement for acquisition of the German company Gardena AG.

Gardena is the leader in the consumer market in Europe for irrigation products, and also has a leading position in garden tools, garden ponds and pumps, and electric garden products. In the fiscal year ending September 2006, the company reported sales of EUR 422m (approximately SEK 3,800m) and operating income of EUR 54m (approximately SEK 486m). The company has approximately 2,900 employees. The purchase price amounts to EUR 730m on a debt-free basis (approximately SEK 6.5 billion).

Gardena will be included in the Group's Consumer Products business area in the Rest of the world sector. Martin Bertinchamp, President of Gardena, will also be responsible for Group sales through mass-market channels under the brands Flymo, Partner and McCulloch. Sales to these channels, including Gardena, amount to approximately EUR 800 million. Martin Bertinchamp will become member of Husqvarna Group Management.

Hans Linnarson, current Head of Consumer Products Rest of the world, will continue to be responsible for sales of Husqvarna-branded products to the servicing dealer channel as well as for Commercial Lawn and garden within the Professional Products business area.

For more information, please contact Åsa Stenqvist, Senior Vice President, Corporate Communications and Investor Relations, Husqvarna, at +46 8 738 64 94.

Husqvarna is the world's largest producer of lawn mowers, chainsaws and portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2006 were SEK 29.4 billion and the average number of employees was 11,400.

Address	Visiting address	Telephone	Fax	Reg. No.	Web site
Husqvarna AB (publ) SE-104 25 Stockholm Sweden	S:t Göransgatan 143	+46-3614 65 00	+46-88739 64 50	556000-5331	www.husqvarna.com



March 19, 2007


SEC MAIL
RECEIVED
PROCESSING

U.S Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N,E, Mail Stop 3628
Washington, D.C. 20549
United States of America

Re: Husqvarna AB (publ) 12g3-2(b) Exemption No 082-34966

Ladies and Gentlemen:

Husqvarna AB (publ), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b)(1)(i). The attached document was distributed/made public in both an English and a Swedish version. The English version is attached. Husqvarna currently claims the exemption from registration under the Securities Exchange Act of 1934 (the "Exchange Act") provided by Rule 12g3-2(b) thereunder, under the filing number 082-34966.

All information and documents contained in or furnished by this letter are being furnished under paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Husqvarna is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned or Olle Wallén (General Counsel and Secretary to the Board of Husqvarna) at 011-46-8-738-8350.

Yours sincerely

Åsa Stenqvist
Senior Vice President
Communications and Investor Relations

Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com



Press release
Stockholm, 19 Mars 2007

Notice of Annual General Meeting of Husqvarna AB (publ)

The Annual General Meeting of Husqvarna AB (publ) will be held at 4 p.m. on Thursday, April 19, 2007, at the Elmia Congress Centre, the Hammarskjöld Hall, Elmiavägen, Jönköping

Registration and notice:
Shareholders who intend to participate at the Annual General Meeting must:
- have their names entered in the register of shareholders maintained by VPC AB (the Swedish Central Securities Depository) on Friday, April 13, 2007, and
- notify the company of their intention to participate no later than on Friday, April 13, 2007. The notification can be made by mail to Husqvarna AB, Dept. EM-LA, Box 30224, SE-104 25 Stockholm, Sweden, or by telephone at +46 8 738 70 10 between 9 a.m. and 1 p.m. weekdays or via the company's website, www.husqvarna.com/agm and must include information of any advisors that will be attending.

Notice should include the shareholder's name, personal or business registration number, address and telephone number. The data received will be computerized and used solely for the purpose of the Annual General Meeting 2007. Shareholders participating by proxy should submit a copy of the proxy authorization to the above address prior to the date of the Annual General Meeting.
Shareholders whose shares are registered in the names of nominees must temporarily register the shares in their own name in order to be entitled to participate at the Annual General Meeting. To ensure that such registration is made prior to April 13, 2007, shareholders must inform the nominee well in advance of that date.

Agenda
1 Opening of the Annual General Meeting
2. Election of Chairman of the meeting
3. Preparation and approval of the voting list
4. Approval of the agenda
5. Election of one or two minute-checkers
6. Determination as to whether the meeting has been properly convened
7. Presentation of the Annual Report and the Audit Report as well as the Consolidated Accounts and the Audit Report of the Group and in connection therewith, the President's business report
8. Resolution on
   a) adoption of the Profit and Loss Statement and the Balance Sheet as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet,
   b) dispositions in respect of the company's profit or loss pursuant to the adopted Balance Sheet,
   c) discharge from liability of the Directors and the President
9. Determination of the number of Directors and Deputy Directors to be elected
10. Determination of fees payable to each of the Directors of the Board and the Auditor

11. Election of Directors and Deputies
12. Resolution on Nomination Committee
13. Resolution on principles for remuneration for the senior management of the company
14. Resolution on amendment of the articles of association
15. Resolution on reduction of the share capital
16. Resolution on bonus issue
17. Resolution on long term incentive program ("LTI 2007")
18. Resolution on acquisitions and transfers of own shares
19. Resolution on authorisation for the Board to resolve on new issues of shares
20. Other matters to be dealt with by the meeting pursuant to the Companies Act
21. Closing of the meeting

Item 2
The Nomination Committee proposes that Lars Westerberg is elected chairman of the Annual General Meeting.

Item 8 B
The Board of Directors proposes a dividend for the financial year 2006 of SEK 2.25 per share and Wednesday, April 24, 2007 as record date for the dividend. If the Annual General Meeting resolves in accordance with the Board of Director's proposal, the estimated date for the payment of the dividend is Friday, April 27, 2007.

Item 9
The Nomination Committee proposes that the Board of Directors shall comprise 9 Directors without Deputies.

Item 10
The Nomination Committee proposes a total Board remuneration of SEK 5,087,500 to be divided in accordance with the following: SEK 1,500,000 to the Chairman of the Board, SEK 437,500 to each of the Directors elected by the General Meeting and not employed by the company. The Chairman of the Remuneration Committee shall receive SEK 100,000 and the two members SEK 50,000 each. The Chairman of the Audit Committee shall receive SEK 175,000 and the two members shall receive SEK 75,000 each.
The Nomination Committee proposes that the Auditor's fee shall be paid on the basis of approved invoice.

Item 11
The Nomination Committee proposes re-election of the Directors Lars Westerberg, Bengt Andersson, Peggy Bruzelius, Börje Ekholm, Tom Johnstone, Anders Moberg, Gun Nilsson, Peder Ramel and Robert F. Connolly.
The reason for not proposing new Board Members to be elected is that the Nomination Committee considers that the nine Board Members proposed by the Nomination Committee are very well suited for carrying out Husqvarna's Board work over their coming term of office.
The Nomination Committee proposes that Lars Westerberg is appointed chairman of the Board.

Item 12
The Nomination Committee proposes:

1. That the company should have a Nomination Committee consisting of one representative of each of the four largest shareholders in the company with regard to the number of votes held, together with the Chairman of the Board of Directors. The

names of the four representatives and the names of the shareholders they represent shall be announced at the latest six months before the Annual General Meeting 2008 and shall be based on the known number of votes as of August 31, 2007. The term of office for the Nomination Committee shall be for the period until a new Nomination Committee has been appointed. Unless the members of the Nomination Committee agree otherwise, the Chairman of the Nomination Committee shall be the member that represents the largest shareholder with regard to the number of votes held.

2. That if, during the term of office of the Nomination Committee, one or more of the shareholders having appointed a representative to the Nomination Committee no longer is among the four largest shareholders with regard to the number of votes held, representatives appointed by these shareholders shall resign and the shareholder or shareholders who then are among the four largest shareholders with regard to the number of votes held, may appoint their representatives. If there are only marginal changes in the number of votes held or if the change occurs later than three months before the Annual General Meeting, no changes shall be made in the composition of the Nomination Committee unless there are special circumstances. A shareholder who has appointed a representative as member of the Nomination Committee has the right to dismiss such member and appoint a new representative as member of the committee. Changes in the composition of the Nomination Committee shall be announced as soon as they have occurred.
3. That the Nomination Committee shall prepare the below proposals to be submitted to the Annual General Meeting 2008 for resolution:
   a) Proposal regarding Chairman of the Annual General Meeting;
   b) Proposal regarding number of Directors and Directors on the Board;
   c) Proposal regarding Chairman of the Board of Directors;
   d) Proposal regarding Directors' fees and remuneration for committee work; stating the distribution between each member of the Board of Directors;
   e) Proposal regarding Auditor's fees; and
   f) Proposal regarding Nomination Committee for the Annual General Meeting of 2009.
4. That the Nomination Committee, when performing its duties, shall fulfill the tasks that rest upon the Nomination Committee under the Swedish Code on Corporate Governance including, i.a., to provide the company with certain information in order to enable the company to fulfill its information obligation under the Code and for the company to, upon request of the Nomination Committee, provide personnel resources such as secretary function for the Nomination Committee to facilitate the work of the committee. If needed, the company shall also be able to pay reasonable costs for external consultants that the Nomination Committee deems necessary in order for the Committee to be able to fulfill its assignment.

Item 13

The Board of Directors proposes that the Annual General Meeting approves the principles below for remuneration and other conditions of employment for Husqvarna Group Management. These principles shall apply to remuneration and other conditions of employment for the CEO and President as well as for other members of Husqvarna AB's Senior Management (the "Group Management"). The principles shall apply to contracts of employment entered into after the Annual General Meeting 2007 and also to amendments made thereafter to contracts of employment which are in force. Remuneration to the Group Management is determined by the Husqvarna's Board of Directors based on proposals from the Board of Director's Remuneration Committee.

Guidelines
The overall principles for remuneration to the Group Management shall be based on the position, individual performance, Group performance, and remuneration shall be competitive in relation to the country of employment. Total remuneration to a member of Group Management shall consist of a fixed salary, variable salary in the form of short-term incentives based on yearly performance targets, long-term incentives, pension and other benefits. In addition, there are conditions on notice of termination and severance pay.
Husqvarna shall aim to offer a competitive total remuneration level with a primary focus on "performance-related payment". This means that variable remuneration can constitute a substantial component of total remuneration.

Fixed salary
Fixed salary shall comprise the basis for total remuneration. The salary shall be related to the relevant market and shall reflect the degree of responsibility involved in the position. The salary levels shall be reviewed regularly (usually through an annual salary review) in order to ensure continued competitiveness and in order to correctly reward performance.

Variable salary (Short-term Incentive "STI")
Members of the Group Management shall receive STI in addition to the fixed salary. The emphasis in STI shall be on the financial result for the Group or for the sector or function for which the member is responsible. In addition, performance indicators can be used in order to focus on questions of special interest to the company.
Clearly defined objectives for "target" and "stretch" levels of performance shall be stated at the start of every year and reflect the plans approved by the Board.
STI shall be dependent on the position and may amount to a maximum of 50% of the salary on attainment of the "target" level and a maximum of 100% of the salary on attainment of "stretch" level, which also is the cap for the STI.
In the USA, the STI component is normally higher and may in some cases amount to a maximum of 100% on attainment of the "target" level and a maximum of 150% of the salary on attainment of the "stretch" level.
The Board of Directors decide if the full 50/100/150% shall be utilised or if a lower number shall be used.

Long-term incentive
The Board of Directors will evaluate on a yearly basis whether or not a long-term incentive program (e.g. share or share price based) shall be proposed to the Annual General Meeting.

Pensions and insurance
Pension and sickness benefits shall be designed to reflect regulations and practice in the country of employment and the value of the benefits shall match normally accepted levels within the country. If possible, pension plans shall be defined-contribution in accordance with the Group pensions policy.

Other benefits
Other benefits can be provided in accordance with normal practice in the country where the member of Group Management is employed. However, these benefits shall not constitute a significant part of the total remuneration.

Notice of termination and severance pay
Members of Group Management shall be offered periods of notice and levels of

severance pay which are in line with accepted practice in the country where the member is employed. Members of Group Management shall be obliged not to compete with the company during the notice period. Based on the circumstances in each case, a non-compete obligation with continued payment may be applied also after the end of the notice period. Such non-compete obligation shall not apply for more than 24 months from the end of the notice period.

Previously determined remuneration which has not become payable
The principal conditions for remuneration to the Group Management in the current contracts of employment may be seen in note 26 in the Annual Report for 2006 with references.

Authority for the Board to deviate from the guidelines
If special circumstances exist, the Board of Directors shall be able to deviate from these guidelines. In the event of such a deviation, the next Annual General Meeting shall be informed of the reasons.

Item 14
The Board of Directors proposes that the articles of association are amended by removal of the last paragraph of §5. The paragraph has the following wording:
"When the share capital is increased by way of a bonus issue, new shares shall be issued of each class of shares in relation to the number of shares of the same class that already existed. Old shares of a certain class shall entitle the holder to new shares of the same class. This provision shall not mean a restriction of the possibility to, by way of a bonus issue, issue a new class of shares, provided the required amendments of the articles of association are made."
For a valid resolution in accordance with the proposal above, a shareholder majority of two thirds of the votes and two thirds of the shares represented at the Annual General Meeting is required. In addition thereto, a valid resolution requires a shareholder majority of at least half of all the shares of class A and nine tenths of the shares of class A represented at the Annual General Meeting.
Shareholders representing 38.1 per cent of all the shares and 51.6 per cent of all the votes and 97.7 per cent of all the shares of class A have declared that they support the proposal from the Board.

Item 15
The Board of Directors proposes that the share capital is reduced by SEK 6, by way of a redemption of three shares of class B and that the reduction amount shall be transferred to a fund to be used in accordance with the decision of the Annual General Meeting. The Board proposes that the redemption is made from Investor AB, who has agreed to such redemption.
From the Board's proposal in item 16 follows that the Board has proposed an increase of the share capital in the amount of SEK 177,755,490. The Companies Register's (Sw. Bolagsverket) approval of the reduction will therefore not be required since the total effect on the company's share capital and restricted equity – provided that the Board's proposal is executed – will be that the share capital is increased by SEK 177,755,484, i.e. SEK 177,755,490 minus SEK 6 and that the restricted equity otherwise will remain unchanged.
The reason for the proposal from the Board is that the reduction means that an even number of shares is obtained, which means that the bonus issue proposed by the Board can be effectuated. Due to the fact that the redemption is made without payment, all shareholders have not been afforded the opportunity to have their shares redeemed.

The proposal pursuant to this item 15 is conditional upon that the Annual General Meeting resolves in accordance with the Board's proposal in item 14 and a resolution pursuant to this item 15 is conditional upon that the Annual General Meeting resolves in accordance with the Board's proposal in item 16.
For a valid resolution in accordance with the proposal above, a shareholder majority of two thirds of the votes and two thirds of the shares represented at the Annual General Meeting is required.
Shareholders representing 38.1 per cent of the shares and 51.6 per cent of the votes have declared that they support the proposal from the Board.

Item 16
The Board of Directors proposes that the share capital is increased by SEK 177,755,490 by way of a bonus issue of 88,877,745 shares of class A. The increase amount is obtained through the re-allocation of SEK 177,755,490 from unrestricted equity according to the most recently adopted balance sheet. The following conditions shall apply to the bonus issue:

1. Each old share of class A or class B shall entitle to one (1) bonus share right for shares of class A. 10 bonus share rights shall entitle to three (3) new shares of class A.
2. The record date for the bonus issue shall be 16 May 2007.
3. Each shareholder's bonus share rights that are not evenly divisible by ten shall be sold through the company under Chapter 11 Section 9 of the Companies Act. This means that the funds, net of sales costs, received from such sales shall be allocated between the shareholders whose bonus share rights have been sold.
4. The new shares shall entitle to dividend from and including the current financial year.
5. The CEO is mandated to make such immaterial amendments to this resolution that may be necessary in order to register the bonus issue with the Companies Register and VPC AB.

The proposal in this item 16 is conditional upon that the Annual General Meeting resolves in accordance with the Board of Directors' proposal in item 14 and 15. A resolution pursuant to this item 16 shall be conditional upon that the resolutions pursuant to item 14 and 15 are registered with the Companies Register.
Shareholders representing 38.1 per cent of the shares and 51.6 per cent of the votes have stated that they support the Board of Director's proposal.

Item 17
The Board of Directors proposes that the Annual General Meeting resolves to adopt a performance based incentive program (LTI 2007). LTI 2007 is proposed to include in total approximately 50 senior managers within the Husqvarna Group. LTI 2007 entails that the participants will, at market price, invest in class B shares in Husqvarna, corresponding to a value of 5–10 per cent of their annual target income (fixed salary plus yearly performance bonus). This private investment will thereafter be matched by the company free of charge through grants of restricted so called share awards and performance based employee stock options on the terms stipulated below.
For each class B share which the employee purchases within the framework of LTI 2007, the company will grant at most 1.5 share awards and a number of employee stock options. Each share award entitles the holder to one class B share free of charge, three years after grant, provided that the holder of the share awards is still employed by the Husqvarna Group. The share awards are non-transferable. Each employee stock option entitles the holder to purchase one class B share. When exercising the employee stock options, the purchase price for the shares shall correspond to 110 per cent of the closing price of the company's class B share at the Stockholm Stock Exchange, during a period of 10 trading days prior to the day of grant. The employee stock options are non-

transferable and may be exercised at the earliest four years and at the latest eight years from the day of grant, provided that the holder is still employed by the Husqvarna Group. The employee stock options may be granted by Husqvarna or through another company within the Husqvarna Group.

The number of employee stock options that may be exercised depends on the number of class B shares that the employee has purchased within the framework of LTI 2007, as well as the company's earnings per share increasing, during 2007–2009, to certain levels determined by the Board of Directors. These levels are; Entry, Target and Stretch. The levels correspond to the following number of stock options:

- Entry: 3 options / purchased class B share + 2,000 options
- Target: 7 options / purchased class B share + 5,000 options
- Stretch: 12 options / purchased class B share + 8,000 options

Consequently, the total number of stock options that may be exercised is limited to 12 options per purchased class B share plus an additional 8,000 options.

LTI 2007 is proposed to comprise a maximum of 2,400,000 class B shares, assuming a price of SEK 100 each for the shares purchased as part of the private investment. In accordance with the above, LTI 2007 will comprise the following number of class B-shares for the different categories: the CEO, approximately of 110,000 class B shares, members of Group Management, approximately 650,000 class B shares in total and other participants, approximately 1,640,000 class B shares in total.

At full exercise of all share awards and stock options and assuming a price of SEK 100 each for the shares purchased as part of the personal investment, LTI 2007 is estimated to comprise no more than 0.81 per cent of the share capital. In addition, the Husqvarna Group may incur costs as a consequence of the share awards and the employee stock options in the form of social charges at the time of exercise, as well as costs relating to the accounting treatment during the vesting period.

The Board of Directors shall be responsible for preparing the detailed terms and conditions of the incentive program, in accordance with the terms and guidelines resolved by the Annual General Meeting. To this end, the Board of Directors shall be entitled to make adjustments to meet foreign regulations or market conditions.

The purpose of LTI 2007 is to maintain and recruit competent managers to the Group. LTI 2007 has been designed based on the view that it is desirable that managers within the Group become shareholders in the company to a larger extent than today, which is expected to have a positive impact on their long term performances. By connecting the employees' remuneration to the results and value increase of the company, employee loyalty is encouraged, which in turn promotes the long term value growth of the company. LTI 2007 is also designed with the aim to offer competitive remuneration for managers in comparison to other comparable companies in the industry. In light of the above, the Board of Directors believes that adopting the incentive program will have a positive effect on the development of the Husqvarna group and consequently that it will be beneficial to both the shareholders and the company.

For a valid resolution in accordance with the proposal above, a shareholder majority of nine tenths of the shares represented as well as the votes at the Annual General Meeting is required.

Item 18

A. Acquisition of the company's own shares

The Board of Directors proposes that the Annual General Meeting authorises the Board to resolve to acquire the company's own shares until the next Annual General Meeting in accordance with the following.

1. The company may acquire a number of shares of class B so that the company holds no more than 3 per cent. of the total number of shares in the company after each

acquisition.

2. The shares shall be acquired at the Stockholm Stock Exchange.
3. The acquisitions of shares over the stock exchange may only take place at a price within the registered spread at any give time.
4. Payment for the shares shall be made in cash.

The acquisitions may only take place in order to hedge the company's obligations (including social charges) pursuant to 1) the Husqvarna Performance Share Plan 2006, and 2) the program proposed in item 17.

B. Transfer of the company's own shares
The Board of Directors proposes that the Annual General Meeting authorises the Board to resolve to transfer the company's own shares until the next Annual General Meeting in accordance with the following.

1. The company may transfer such own shares of class B that the company holds at the time of the Board of Directors' decision.
2. The shares shall be transferred at the Stockholm Stock Exchange.
3. The transfers of shares over the stock exchange may only take place at a price within the registered spread at any give time.
4. Payment for the shares shall be made in cash.

The reason for the Board of Director's proposal is that the company shall have the opportunity to, on an ongoing basis, adapt the number of shares that is held by the company as a hedge of the company's obligations pursuant to implemented incentive programs.

C. Transfer of own shares by reason of Husqvarna Performance Share Plan 2006 and the program proposed in item 17
The Board of Director's proposes that the Annual General Meeting resolves to transfer the company's own shares in accordance with the following.

1. At most 2,880,000 shares may be transferred.
2. The participants in the abovementioned programs (the "Participants") shall be entitled to receive the shares. Each Participant shall be entitled to a maximum number of shares in accordance with the conditions of the programs.
3. A Participants right to receive shares is conditional upon that all conditions in the respective program are fulfilled.
4. Transfers of shares under the Husqvarna Performance Share plan 2006 and in accordance with share awards granted under the proposed plan in item 17 will be made without consideration.
5. Transfers of shares in accordance with the employee stock options granted under the proposed plan in item 17 will be made at a price corresponding to 110% of the close price of the company's Class B share on the Stockholm Stock Exchange during a period of 10 trading days prior to the grant of options.
6. The number of shares that may be transferred in connection with the programs will be subject to recalculation in case the company carries out a bonus issue, a split, a rights issue or similar, all in accordance with the conditions of the programs.

The transfer of own shares is a part of 1) the performance share program for Husqvarna, resolved by the Annual General Meeting of AB Electrolux (publ) in 2006 and 2) the incentive program proposed by the board in item 17.

Majority Requirements
For a valid resolution in accordance with the Board of Directors' proposal pursuant to item A and B above, a shareholder majority of two thirds of the votes and two thirds of the shares represented at the Annual General Meeting is required. For a valid resolution in accordance with the Board of Directors' proposal pursuant to item C above, a shareholder majority of nine tenths of the votes and nine tenths of the shares represented at the Annual General Meeting is required.

Item 19
The Board of Directors proposes that the Annual General Meeting authorises the Board to resolve to issue not more than 38,500,000 shares of class A and class B for payment in kind, on one or several occasions during the period until the next Annual General Meeting.
The division between shares of class A and class B shall substantially correspond to the division of shares at the time of the issue of new shares.
The price for the new shares shall be based on the market price of the company's shares.
The purpose of the authorisation is to facilitate acquisitions where the consideration will be paid with own shares.
Shareholders representing 31.4 per cent of the shares and 45.4 per cent of the votes have stated that they support the Board of Directors' proposal.

Documents
The Annual Accounts and the Auditor's Report as well as the Board of Directors' and the Nomination Committee's complete proposals pursuant to items 8–19 above will be available at the company – Husqvarna AB, S:t Göransgatan 143, 104 25 Stockholm, Sweden and on the company's website www.husqvarna.com/agm – and will, on request, be sent to shareholders at the address given, as from April 5, 2007.

Stockholm in March 2007
Husqvarna AB (publ)
THE BOARD OF DIRECTORS

Husqvarna is the world's largest producer of lawn mowers, chainsaws and portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2006 were SEK 29.4 billion and the average number of employees was 11,400.

END